Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

VOLUNTARY ANNOUNCEMENT

UPDATES ON THE STATUS OF LEGAL PROCEEDINGS

This announcement is made by the board (the “Board”) of directors of Noah Holdings Private Wealth and Asset Management Limited (the “Company”, together with its consolidated affiliated entities and subsidiaries, the “Group”) on a voluntary basis to keep the shareholders of the Company and potential investors informed of the latest business updates of the Company.

The Company today provides updates on the status of the legal proceedings against Camsing International Holding Limited and one of its affiliates (collectively, “Camsing”) related to certain credit funds (the “Camsing Credit Funds”) managed by Shanghai Gopher Asset Management Co., Ltd. (currently known as Shanghai Ziming Private Fund Management Co., Ltd., “Shanghai Gopher”). The Camsing Credit Funds had invested in supply chain account receivables (the “Camsing Receivables”) respecting the sale of computers, consumer electronics and communication products from Camsing to a buyer.

As previously disclosed in the Company’s press releases, announcements and annual and interim reports, the Company’s consolidated affiliated entity and subsidiary, Shanghai Gopher, has been involved in certain legal proceedings (including arbitration proceedings) arising from the fraudulent activities conducted by Camsing with respect to the Camsing Receivables. As disclosed in the 2025 interim report of the Company, as of the date of the 2025 interim report (i.e., August 28, 2025), the management has assessed, based on its PRC legal advisors’ advice, that the Company cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings (including arbitration proceedings).

On December 18 and 19, 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission in respect of aforementioned legal proceedings, involving a total of 16 independent cases with an aggregate disputed amount of approximately RMB36.5 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher, which is a lawfully established and independently operated historical business entity, with independent accounting and independent civil liabilities.

The Board is, in consultation with the Company’s auditor, evaluating the potential impact of the arbitration awards on the Group’s consolidated financial performance. The Board will continue to monitor the developments and will make further announcements as and when appropriate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and other applicable laws and regulations.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, December 21, 2025

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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